Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

LIFT Aircraft Inc.
3402 Mount Bonnell Road
Austin, TX 78731
https://www.liftaircraft.com/

Up to $4,199,998.02 in Common Stock at $2.82
Minimum Target Amount: $19,999.44

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: LIFT Aircraft Inc.
Address: 3402 Mount Bonnell Road, Austin, TX 78731
State of Incorporation: DE
Date Incorporated: September 22, 2017

Terms:

Equity

Offering Minimum: $19,999.44 | 7,092 shares of Common Stock
Offering Maximum: $4,199,998.02 | 1,489,361 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.82
Minimum Investment Amount (per investor): $499.14

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus for Previous Investors

20% bonus shares for previous investors

Time-based Perks

First 24 hours | 50% bonus shares

First 72 hours | 40% bonus shares

First 7 days | 30% bonus shares

First 14 days | 20% bonus shares

Day 28-35 | 10% bonus shares for anyone who invests $1,000 or more

Day 60-70 | 5% bonus shares for anyone who invests $1,000 or more

Amount-Based Perks:

Reward flights are transferable as gifts.

$1,000+ | Tier 1

Invest $1,000+ and receive exclusive LIFT investor swag

$2,000+ | Tier 2

Invest $2,000+ and receive 10% bonus shares, free introductory flight at any LIFT Experience Center, exclusive LIFT investor swag .

$2,500+ | Tier 3

Invest $2,500+ and receive 15% bonus shares, free flight at any LIFT Experience Center, exclusive LIFT investor swag.

$5,000+ | Tier 4

Invest $5,000+ and receive 20% bonus shares, 2 free introductory flight sessions, plus exclusive LIFT investor swag.

$10,000+ | Tier 5

Invest $10,000+ and receive 25% bonus shares, 4 free introductory flights, 4 free VIP media package upgrades, 2 invitations to a VIP tour event, plus exclusive LIFT investor swag.

$20,000+ | Tier 6

Invest $20,000+ and receive 30% bonus shares, 10 free introductory flights, 10 VIP media package upgrades, 4 invitations to a VIP tour event, exclusive LIFT investor swag, plus an exclusive LIFT Aircraft flight jacket.

$50,000+ | Tier 7 (Non-bonus share Tier 7 perks limited to 10 investors)

Invest $50,000+ and receive 35% bonus shares, Full day exclusive flight experience including 12 free introductory flights, an exclusive VIP tour and business update by the LIFT management team at a tour location of your choice or permanent Vertiport location in Austin, and 12 free VIP media package upgrades, exclusive LIFT investor swag, plus an exclusive LIFT Aircraft flight jacket.

$100,000+ | Tier 8 (Non-bonus share Tier 8 perks limited to 10 investors)

Invest $100,000+ and receive 50% bonus shares, Full day exclusive flight experience including 12 free introductory flights , An exclusive VIP tour and business update by the LIFT management team at a tour location of your choice or permanent Vertiport location in Austin, and 12 free VIP media package upgrades, exclusive LIFT investor swag, plus an exclusive LIFT Aircraft flight jacket.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Venture Club Bonus

LIFT Aircraft, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.82 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $282. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus, and the Loyalty Bonus in addition to the aforementioned bonus

The Company and its Business

Company Overview

Overview

LIFT Aircraft Inc. (LIFT) was founded in 2017 in order to make the joy and utility of personal, vertical flight accessible to everyone. Leveraging advancements in batteries, distributed electric propulsion, flight control systems, the company has developed a personal, electric, vertical take-off and landing (eVTOL) aircraft called HEXA. HEXA conforms to the Federal Aviation Administration's (FAA) ultralight category, which does not require type certification and allows anyone to fly without a pilot's license.

Taking a conservative, safety focussed approach, HEXA is flown only under the supervision of LIFT staff in approved "geo-fenced" flight areas and is programmed with different flight modes which limit the aircraft's flight envelope. Starting in 2023, LIFT began to make flight training and pay-per-flight rentals of HEXA available to the public in its most conservative "Beginner" mode. Intermediate, Advanced, and Expert modes are being developed and will be progressively launched, allowing pilots to fly higher, faster, and farther - eventually enabling point to point personal transportation.

HEXA has several unique design features, for which LIFT has been issued U.S. Patent No. D931,182 covering HEXA's design and U.S. Patent No. 11,487,283 titled "Aircraft with Distributed Power System, Distributed Control System, and Safe

Deployment Mechanism for Ballistic Recovery System".

Business Model

LIFT has a unique strategy in the emerging eVTOL industry. Most in the industry are developing larger, more complex, "powered-lift" category aircraft designed to both takeoff and land vertically and transition to wingborne flight for short to medium range, regional, commercial passenger ("air taxi") flights. These aircraft are inherently complex, and FAA type certification has proven to be extremely costly, time consuming, and uncertain. Even if certified, it's unclear if they will be able to meet the FAA's fuel reserve requirements with any useful range.

Alternatively, LIFT's first aircraft, HEXA, conforms to the FAA's Ultralight category where no FAA aircraft or pilot certification is required - so HEXA can be rented to, and piloted by, anyone. HEXA is a personal (single seat) electric multirotor that is designed for efficient hover like a traditional helicopter - but leverages distributed electric propulsion and semi-autonomous flight controls, resulting in a rotorcraft that is dramatically more redundant, quieter, simpler, and less expensive to operate. Hover-optimized multirotor aircraft have better maneuverability, wind resilience, redundancy and lower power consumption than powered-lift aircraft while hovering. .

Rather than selling HEXA to end-users, LIFT is producing fleets of HEXAs and offering training and pay-per-flight rentals - enabling anyone to learn to fly in "Beginner Mode" in less than an hour. LIFT is developing a network of "vertiport" locations that its member-pilots will be able to fly from and between in geospatially mapped and geofenced flight areas and corridors. Training includes flying in LIFT's proprietary, full motion, virtual reality HEXA simulators - pilots can unlock more advanced flight modes with additional training.

While powered-lift aircraft are theoretically capable of faster and longer-range flight, we believe the incremental time savings is not worth the tradeoffs in safety and hover performance for short range flights less than fifteen miles. The vast majority of trips by car in the United States are less than fifteen miles, and we designed HEXA to enable point to point, personal aerial mobility for these short range trips.

In addition to recreation and personal transportation, the company will offer HEXA to public agencies for emergency response and defense missions as well. When flown for recreation and personal use, ultralights are limited to daytime flight over uncongested areas. However, when operated by federal, state, or local government agencies, ultralights can be flown without special limitations (Part 91 rules). In the future, LIFT plans on selling HEXA or similar aircraft to end users, likely starting with defense or first response users and eventually to individuals for personal transportation.

HEXA is MOSAIC-ready. MOSAIC (Modernization of Special Airworthiness Certification) is a newly released FAA regulation that dramatically expands the Light Sport aircraft category by including electrically powered aircraft, including rotorcraft and eVTOLs. LIFT intends to certify a MOSAIC version of HEXA, and offer additional training to its pilots, which will dramatically expand LIFT's available flight options to include flights over congested areas and at night.

Competitors and Industry

Competitors

Competitors in the advanced air mobility (AAM) industry fall into several categories. The majority of new eVTOL aircraft developers are pursuing 4-5 seat, power-lift class aircraft for commercial passenger service. These include Joby Aviation (NYSE: JOBY), Archer Aviation (NYSE: ACHR), BETA Technologies, Vertical Aerospace, Lilium Air Mobility, Autoflight and others. Some have been able to continue to raise large amounts of capital required for certification and production, and others have struggled to raise additional capital as certification timelines have extended and costs have risen. Notably, Lilium filed for bankruptcy in early 2025.

Companies that are developing slightly larger (2+ seats), multirotor configuration aircraft that require certification include Germany-based Volocopter, Japan-based Skydrive, and China-based eHang (NASDAQ: EH). Volocopter filed for bankruptcy in 2025 citing difficulty with strict EASA certification. eHang is pursuing a completely autonomous aircraft and has received a limited type certificate from CAAC and is approved for certain limited operations in China.

Several notable companies developing Ultralight category eVTOL aircraft are Pivotal and Jetson. Pivotal and Jetson are both selling their vehicles directly to end users, in contrast to LIFT's business model of offering aircraft on a pay-per-flight basis at LIFT and partner operated flight centers.

Industry

The emerging AAM market is projected to grow to $1 trillion by 2040. LIFT's beach-head strategy is to first target markets that don't require time-consuming aircraft certification or breakthroughs in battery technology for viability. These markets include experiential entertainment (projected to reach $12 billion by 2023), first response ($75 billion in 2020, the company estimates), and military ($57 billion in 2020).

Current Stage and Roadmap

Current Stage

LIFT is the first company to launch customer flight operations of an eVTOL aircraft in the United States. LIFT has produced a fleet of 22 HEXA aircraft and first launched customer flight operations in late 2023 near Austin, Texas. LIFT announced its HEXA Gen2 model in 2024 and opened its current flight experience center in downtown Austin in June of 2025. LIFT's touring operations have visited cities in Florida and Texas.

LIFT's partners include Marubeni Corporation of Japan, who has taken delivery of multiple aircraft as part of its 100 aircraft preorder to operate in Japan. LIFT is in various stages of development to open locations in major cities around the world both by itself and with operating partners.

Future Roadmap

LIFT is planning to launch 25 locations in major cities around the world over the next 5 years. It will start to build its vertiport network in scenic locations suitable for experiential entertainment and sightseeing, and will then add additional locations that create its first routes over non-congested areas.

With the FAA's recent release of the new MOSAIC Light Sport regulations, LIFT intends to pursue certification under this newly expanded category, which will enable flights over congested areas and at night - dramatically expanding the transportation utility of its aircraft and planned vertiport network.

LIFT plans to develop fully autonomous flight capabilities and seek the approvals needed to enable the autonomous summoning of a HEXA to a designated landing area at or near your location, where you board and fly to your destination, and then the aircraft autonomously returns to its base to recharge or its batteries are swapped by partner drivers with charging enabled vehicles.

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations, and its access to additional capital. The Company has been in an ongoing dispute with one of its suppliers regarding its withholding of payment for defective parts and the parties have filed lawsuits against one another. The Company is seeking compensation for its damages and does not believe that the counterparty's lawsuit has merit or represents a material risk to the Company.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Team

Officers and Directors

Name: Matthew Chasen

Matthew Chasen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CEO, Principal Accounting Officer, & Chairman of the Board
  Dates of Service: September, 2017 - Present
  Responsibilities: Matt receives a cash compensation of $295,000 annual salary.

Other business experience in the past three years:

- Employer: uShip, Inc.
  Title: Founder & Board Director
  Dates of Service: January, 2003 - Present
  Responsibilities: Member of the board

Other business experience in the past three years:

- Employer: Hitch, Inc.
  Title: Chairman of the Board
  Dates of Service: July, 2018 - Present
  Responsibilities: Board chair

Other business experience in the past three years:

- Employer: uShip, Inc.
  Title: Board Director
  Dates of Service: January, 2003 - Present
  Responsibilities: Member of the Company's Board of Directors

Other business experience in the past three years:

- Employer: Hitch Technologies
  Title: Chairman of the Board
  Dates of Service: July, 2018 - Present
  Responsibilities: Member of the Company's Board of Directors

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may pursue a listing on a stock exchange that could offer you the opportunity to sell via a public exchange, or may be acquired. However, these scenarios may never happen or one may happen but at a price

that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering common stock in the amount of up to $4,199,998.02 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds".

We may not have enough capital as needed and may be required to raise more capital
We anticipate needing access to credit in order to support our working capital requirements as we grow. Interest rates are currently relatively high, and it is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing an electric vertical takeoff and landing vehicle for personal flight. Our revenues are therefore dependent upon the market for electric vertical takeoff and landing vehicles for personal flight.

Some of our products are still in development and might not achieve their design specifications
LIFT has tested and validated only part of HEXA's flight envelope. It is possible that the product will not perform to its design specification in later stages of flight envelope testing or that the product may turn out not to be suitable for our desired flight operations. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
LIFT is currently in the early production phase of HEXA. Delays or cost overruns in the development or production of HEXA and failure of the product to meet its performance estimates could affect the company's financial performance. Delays and increased costs may be caused by unanticipated technological hurdles, changes to design or failure on the part of LIFT's suppliers to deliver components as agreed.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other experiential entertainment activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

LIFT Aircraft Inc. was formed on September 22, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. LIFT Aircraft has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

LIFT is a startup with a seven-year operating history. There is no assurance that LIFT will ever be profitable or generate sufficient revenue to pay dividends to the holders of the shares. LIFT does generate some revenue from its initial, small scale rental operations, however it must scale its operation by producing more aircraft and opening more LIFT locations, which requires significant capital and involves substantial risk. As a result, LIFT is dependent upon the proceeds of this Offering and additional fund raises to continue HEXA production, vertiport launches, and other operations. Even if LIFT is successful in this Offering, LIFT's proposed business will require significant additional capital infusions. Based on LIFT's current estimates, LIFT will require a minimum of $20,000,000 in capital to fully implement its proposed business plan. If planned operating levels are changed, higher operating costs encountered, lower sales revenue received, more time is needed to implement the plan, or less funding received from customer deposits or sales, more funds than currently anticipated may be required. Additional difficulties may be encountered during this stage of development, such as unanticipated problems relating to development, testing, and initial and continuing regulatory compliance, vendor manufacturing costs, production and assembly, and the competitive and regulatory environments in which LIFT intends to operate. If additional capital is not available when required, if at all, or is not available on acceptable terms, LIFT may be forced to modify or abandon its business plan.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
The company faces regulatory risk as it is subject to regulation from multiple government agencies including the Federal Aviation Administration in the United States. In particular the company's business plan depends on HEXA being classified as an ultralight under Federal Aviation Regulations Part 103, and any contrary ruling by the FAA could have a material adverse impact on the company's business plan. Additionally, in other geographies the company may need to gain certification from local aviation regulators, a lengthy and uncertain process.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As a technology-based business which operates systems connected to the internet, we may be vulnerable to hackers who may access the sensitive data contained in our systems. Further, any significant disruption in service on LIFT Aircraft or in its computer systems could reduce the attractiveness of the service and result in a loss of customers. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on LIFT Aircraft could harm our reputation and materially negatively impact our financial condition and business.

The company has realized significant operating losses to date and expects to incur losses in the future
The company has operated at a loss since inception, and these losses are likely to continue. Until the company achieves profitability, it will have to seek other sources of capital in order to continue operations.

The company faces risk due to customer concentration
The company's historical revenue comes almost exclusively from U.S. Department of Defense research and development contracts, and sales and leases of aircraft and flight demonstration and related services to foreign customers. There can be no assurances that additional defense contracts will be awarded to the Company or that additional aircraft and services will be purchased by our prospective customers.. Failure to effectively serve these customers or secure follow-on sales could result in a material future decline in revenue.

There is a possibility that we may not be able to continue as a "going concern"
We have concluded that there is an uncertainty about our ability to continue as a going concern and our independent auditors have incorporated into their opinion accordingly. This opinion could materially limit our ability to raise additional funds by issuing new debt or equity securities or otherwise. If we fail to raise sufficient capital when needed, we will not be able to complete our proposed business plan. As a result, we may have to liquidate our business and investors may lose their investments. Our ability to continue as a going concern is dependent on our ability to successfully accomplish our plan of operations described herein, obtain financing and eventually attain profitable operations. Investors should consider our independent auditor's comments when deciding whether to invest in the company.

The development period for the HEXA will be ongoing
Even though the first and second generation of HEXA aircraft have been successful to date, LIFT expects to have to continually iterate on new versions as technology changes. The monetization of aircraft through sales and rentals may not scale as quickly as we expect. As a result, the receipt of scaling consumer flight revenues may occur later than projected. LIFT depends on receiving large amounts of capital and other financing to launch operating locations and continue its development work, with no assurance that LIFT will be successful in completing its development work or becoming profitable.

The company will face significant market competition
HEXA potentially competes with a variety of aircraft manufactured in the United States and abroad. Further, LIFT could face competition from competitors of whom LIFT is not aware that have developed or are developing technologies that will offer alternatives to HEXA. Competitors could develop an aircraft that renders HEXA less competitive than LIFT believes it will become. Many existing potential competitors are well-established, have or may have longer-standing relationships with customers and potential business partners, have or may have greater name recognition, and have or may have access to significantly greater financial, technical and marketing resources.

Delays in aircraft delivery schedules or cancellation of orders may adversely affect the company's financial results
LIFT's pre-order sales program includes non-binding letters of intent for HEXA aircraft. The letters of intent do not create an obligation on the part of the customer to purchase an aircraft. Some or all customers might not transition to non-refundable purchase contracts until prior to aircraft delivery, if at all. Aircraft customers might respond to weak economic conditions by canceling orders, resulting in lower demand for our aircraft and other materials, such as parts, or services, such as training, which the company expects to generate revenue. Such events would have a material adverse effect on LIFT's financial results.

The Company may need to find new suppliers for key aircraft components or develop new manufacturing capabilities in house
We have single suppliers for several key components of our aircraft including our composite airframes, flight control computers, ballistic parachutes, and motors and propellers. Heavy reliance on a single supplier and manufacturer poses risks of shortages, price increases, changes, delay and other issues that could disrupt and adversely affect our business. If any of these companies ceases supplying and/or serving us we would have to find and qualify alternate suppliers.

Developing new products and technologies entails significant risks and uncertainties
LIFT is currently in the early production phase of HEXA. Delays or cost overruns in the development or production of HEXA and failure of the product to meet its performance estimates could affect the company's financial performance. Delays and increased costs may be caused by unanticipated technological hurdles, changes to design, new or increased tariffs on imported components, or failure on the part of LIFT's suppliers to deliver components as agreed.

Operations could be adversely affected by interruptions of production that are beyond the company's control
LIFT intends to produce the HEXA and its derivatives using systems, components and parts developed and manufactured by third- party suppliers. LIFT's aircraft development and production could be affected by interruptions of production at such suppliers. Such suppliers may be subject to additional risks such as financial problems that limit their ability to conduct their operations. If any of these third parties experience difficulties, it may have a direct negative impact on LIFT.

The company could be subject to legal liability as a result of operations
The company could be exposed to significant product, service or corporate liability claims as a result of product defects, accidents or other events. A successful liability claim against the company could require the payment of large monetary damages. While the company maintains some forms of aviation and general liability insurance, there can be no assurance

that the insurance would insulate the company from adverse effects of liability judgments.

An accident could have a material adverse effect on the company's operations
Flying ultralight aircraft is an inherently risky activity, and a flight accident either in flight testing or customer operations could have a material adverse effect on the company's operations, including but not limited to liability judgements against it. While LIFT maintains liability insurance for its operations, there is no guarantee that coverage will be sufficient. Additionally, flight accidents whether they involve LIFT's aircraft or other eVTOL aircraft could damage the brand and reputation of the company and industry, leading to customer adoption reluctance.

The company may also seek FAA certification
LIFT has designed HEXA to conform with Federal Aviation Regulation Part 103 requirements for ultralight aircraft. The company does not believe it needs to achieve FAA Certification for domestic HEXA flight operations and sales as long as it continues to conform to FAR Part 103 in terms of aircraft specifications and flight operations. However, ultralight flight operations are inherently limited and the company may seek a Special Airworthiness Certification by the Federal Aviation Administration under the recently released MOSAIC regulations expanding the light sport category. The process to obtain such certification is expensive and time consuming and has inherent engineering risks. These include (but are not limited to) ground test risks such as structural strength and fatigue resistance, and structural flutter modes. Flight test risks include (but are not limited to) stability and handling over the desired center-of-gravity range, performance extremes (stalls, balked-landing climb, single-engine climb), and flutter control effectiveness (aircraft roll effectiveness, controllability, various control failure safety). Delays in FAA certification might result in LIFT incurring increased costs in attempting to correct any issues causing such delays. Also, the impact of new or changed laws or regulations affecting HEXA's certification or the costs of complying with such laws and regulations cannot be predicted.

We depend on key personnel
LIFT's future success depends on the efforts of key personnel, including its senior executive team. LIFT does not currently carry any key man life insurance on its key personnel or its senior executive team. However, LIFT may obtain such insurance at some point after closing this Offering. Regardless of such insurance, the loss of services of any of these or other key personnel may have an adverse effect on LIFT. There can be no assurance that LIFT will be successful in attracting and retaining the personnel LIFT requires to develop and market the proposed HEXA aircraft and conduct LIFT's proposed operations.

The company's estimates of market demand may be inaccurate
LIFT has projected the market for the HEXA based upon a variety of internal and external market data. The estimates involve significant assumptions, which may not be realized in fact. There can be no assurance that LIFT's estimates for the number of HEXA aircraft that may be sold in the market will be as anticipated. In the event that LIFT has not accurately estimated the market size for and the number of HEXA aircraft that may be sold, it could have a material adverse effect upon LIFT, its results from operations, and an investment in the shares.

The company will require intellectual property protection and may be subject to the intellectual property claims of others
LIFT has been issued U.S. Patent No. D931,182 covering HEXA's design and U.S. Patent No. 11,487,283 titled "Aircraft with Distributed Power System, Distributed Control System, and Safe Deployment Mechanism for Ballistic Recovery System". If LIFT fails to successfully enforce its proprietary technology or otherwise maintain the proprietary nature of its intellectual property used in the HEXA aircraft, its competitive position could suffer. Notwithstanding LIFT's efforts to protect its intellectual property, its competitors may independently develop similar or alternative technologies or products that are equal to or superior to LIFT's HEXA technology without infringing on any of LIFT's intellectual property rights or design around our proprietary technologies. There is no guarantee that the USPTO will issue additional patents to LIFT or that any court will rule in LIFT's favor in the event of a dispute related to LIFT's intellectual property. In the absence of further patent protection, it may be more difficult for LIFT to maintain product differentiation with HEXA.

We have broad discretion in the use of the net proceeds from this offering and our use of the net proceeds may not yield a favorable financial return from purchasing shares
Our management will have broad discretion in the application of the net proceeds from this offering and may spend or invest these proceeds in ways with which you may not agree. The failure by our management to apply these funds effectively or in a manner that yields a favorable return or any return, and this could have a material adverse effect on our business, financial condition and results of operations.

You must keep records of your investment for tax purposes
As with all investments in securities, if you sell the Common Stock, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Common Stock for you (and many brokers refuse to hold Regulation CF securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of the stock you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the stock, you may be subject to tax audits and penalties.

Using a credit card to purchase shares may impact the return on your investment
Investors in this offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid

card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy and would be in addition to the StartEngine Primary processing fee. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Ongoing Litigation Could Adversely Affect Our Financial Condition, Reputation, and Ability to Raise Capital
LIFT is currently involved in ongoing litigation initiated by Qarbon Aerospace LLC ("Qarbon"), a supplier of carbon fiber structural components for our aircraft. Qarbon has filed a lawsuit seeking payment for parts that LIFT rejected on the basis of manufacturing defects. LIFT has filed a countersuit against Qarbon for breach of contract, fraud, and fraudulent inducement, asserting that Qarbon failed to produce parts conforming to LIFT's specifications, that the defects were the result of inadequate manufacturing processes, and that Qarbon knowingly withheld disclosure of these defects. Qarbon does not deny the existence of the defects, rather they assert that they are design defects not manufacturing defects. While we believe our claims are well-supported by the facts and evidence in the case, litigation is inherently uncertain and may result in unfavorable judgments, increased legal costs, or reputational damage. In addition, these defects and the delays caused by Qarbon's refusal to repair or replace the parts has resulted in significant delays in our production, delays or losses of anticipated aircraft sales, and the loss of significant contract revenue. LIFT is transitioning to a different supplier for these structural composites. If we are unable to resolve this matter on favorable terms, or if litigation persists longer than expected, our financial condition, operating performance, and ability to execute on our business plan may be materially and adversely affected.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Matthew Chasen	34,904,270	Common Stock	35.2%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,489,361 of Common Stock.

Common Stock

The amount of security authorized is 140,000,000 with a total of 102,719,886 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 2,784,404 options and RSU's issued.

The total amount outstanding includes 788,820 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $253,652.34
  Number of Securities Sold: 92,179
  Use of proceeds: General corporate purposes
  Date: February 08, 2023
  Offering exemption relied upon: Regulation A+

- Type of security sold: Convertible Note
  Final amount sold: $306,473.32
  Use of proceeds: General corporate purposes
  Date: March 14, 2023
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,241,429.42
  Number of Securities Sold: 984,223
  Use of proceeds: General corporate purposes
  Date: May 08, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 19,069
  Use of proceeds: N/A
  Date: May 08, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $300,000.00
  Use of proceeds: General corporate purposes
  Date: December 20, 2023
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,633,612.00
  Number of Securities Sold: 739,191
  Use of proceeds: General corporate purposes
  Date: February 22, 2024
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenues

Revenues increased by $786,760 (or 28.77%) to $3,521,639 for the year ended December 31, 2024 ("Fiscal 2024") from $2,734,879 for the year ended December 31, 2023 ("Fiscal 2023"). The company's revenue in Fiscal 2024 was principally derived from $1,855,000.00 in aircraft sales, $750,000.00 from flight demonstration and appearance fees, and government research contract receipts of $675,268.95. LIFT realized revenue in 2024 from customer pay-per-flight rental operations in the amount of $32,852.00, an increase of 705.2% from $4,080.00 in 2023.

Operating Expenses

Our operating expenses consist of general and administrative expenses, location operations, sales and marketing expenses, research and development expenses and depreciation expenses. The company recorded total operating expenses of $5,644,064 in Fiscal 2024 compared with $5,089,884.49 in Fiscal 2023. The increase of $554,180 (or 10.89%) in our total operating expenses resulted largely from a year-over-year increase of $623,489 (or 61.21%) in General and Administrative expense as we grew headcount from approximately 15 to 20 employees. Depreciation and amortization expense fell by $91,262.68 to $1,701,320 in 2024 from $1,792,582 in 2023, and Sales and Marketing also fell by $71,690 or 48.37% from $148,219 in 2024 to $76,529 in 2023.

Other Income and Expenses

The company incurs other expenses which are comprised of interest expenses plus depreciation expenses, less other income. Our other expenses decreased by $204,628 (or 96.30%) from $212,496 for Fiscal 2023 to $7,868 in Fiscal 2024. The decrease was the result of a year-over-year decrease of $25,361 (or 69.55%) and the lack of any loss on the disposal of fixed assets in 2024 compared to recognized losses of $141,190 on disposal of fixed assets in Fiscal 2023.

Net loss

Accordingly, the company's net loss decreased slightly to $2,122,425 in Fiscal 2024 from $2,254,920 in Fiscal 2023 (or 5.53%). Liquidity and Capital Resources We have primarily been funded from the issuance of convertible notes and common stock in exempt securities offerings under Regulation Crowdfunding and Regulation A, along with revenue generated by research, development, test and evaluation contracts with the U.S. Air Force and other customers. As of December 31, 2024, the company had approximately $2,140,341.04 in cash and cash equivalents on hand. We believe that our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements through at least the end of Q3, 2026. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.

Historical results and cash flows:

We have primarily been funded from the issuance of convertible notes and common stock in exempt securities offerings under Regulation Crowdfunding and Regulation A, along with revenue generated by research, development, test and evaluation contracts with the U.S. Department of Defense and other customers. We believe that our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements through at least the end of Q3, 2026. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 31, 2025, the Company had cash of $1,138,196.79.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are important to our company to continue to sustain and grow our operations. We do have several other sources of funds available, including forecasted aircraft sales, the issuance of convertible notes, sale-leasebacks and government contracts. However, the exact timing and quantity of sales is uncertain so these funds will be important to support ongoing operating expenses and capital expenditure plans including aircraft production. We have raised approximately $9M in capital via the issuance of convertible notes and expect we can raise additional capital via the issuance of additional notes. We also have the ability to raise funds via sale-leasebacks of our significant aircraft fleet as we have done in the past. Government contracts have comprised roughly $9M of funding for the Company, and LIFT intends to continue to pursue solicitations as they are released, however there is no guarantee the Company will be awarded additional contracts.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are important and not necessary to the viability of the Company if expected sales in our pipeline close according to our forecast. Of the total funds that our Company expects to receive by the end of 2025 inclusive of sales, approximately 60% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for at least 1 year with current cash and only a fraction of anticipated sales revenue, but may have to achieve its sales forecast or seek other sources of capital to continue operating past that time. If anticipated sales do not close, we have the ability to reduce our operating expenses significantly by reducing development expenses and reducing non-core staff to extend our runway beyond 1 year.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount of $5M under Regulation CF, we anticipate the Company will be able to operate for a minimum of approximately 2 years but more likely 3 or more years if we achieve our baseline sales plan . However this time period could vary depending on capital expenditures and other future project development expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including offerings of convertible debt, sale-leaseback transactions, preferred stock offerings and common stock offerings outside of Regulation CF as well as the formation of joint ventures and other partnerships.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- Name of Person: Matthew Chasen
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: See below
  Material Terms: Before considering outstanding options, CEO, Chairman and Founder Matthew Chasen constructively owns 50.6% of the Company's common stock. The Company does not and has not paid Matthew Chasen any rent, commissions, advances, licenses or royalties nor are there any loan arrangements between the company and Mr. Chasen. Mr. Chasen did purchase $10,000 in LIFT's Convertible Seed Note I, which was converted into shares of common stock in 2022 para passu with other convertible note holders. The Company pays Mr. Chasen a salary of $295,000 per year as well as normal company benefits.

Valuation

Pre-Money Valuation: $289,670,078.52

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed (i) all outstanding options and warrants are exercised; and (ii) any shares reserved for issuance under a stock plan are issued.

This pre-money valuation was calculated internally without a formal independent third-party evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $19,999.44 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- General Corporate Purposes
  92.5%
  Company intends to use the funds for general corporate purposes including, but not limited to, research, development, test, production, salaries, inventory, and marketing.

If we raise the over allotment amount of $4,199,998.02, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- General Corporate Purposes
  92.5%
  General corporate purposes including, but not limited to, research, development, test, production, salaries, inventory, location development, and marketing.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.liftaircraft.com/ (https://www.liftaircraft.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/lift-cf3

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR LIFT Aircraft Inc.

[See attached]

LIFT AIRCRAFT INC.

(a Delaware corporation)

Audited Financial Statements

For the calendar years ended December 31, 2024 and 2023



INDEPENDENT AUDITOR'S REPORT

April 25, 2025

To: Board of Directors, LIFT AIRCRAFT INC.
Re: 2024 and 2023 Financial Statement Audit

We have audited the accompanying financial statements of LIFT AIRCRAFT INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of income, shareholders' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations, shareholders' equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,



IndigoSpire CPA, PC

IndigoSpire CPA, PC
San José, CA

LIFT AIRCRAFT INC.
BALANCE SHEETS
As of December 31, 2024 and 2023
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2024	**2023**
TOTAL ASSETS		
Current Assets		
Cash and cash equivalents	$ 2,140,340	630,862
Accounts receivable	1,364,271	456,663
Project works in progress, net	3,658,729	3,658,729
Other current assets	165,107	195,769
Total Current Assets	7,328,447	4,942,023
Fixed assets, net	1,594,505	2,743,310
Right-of-use assets, net	0	517,459
TOTAL ASSETS	$ 8,922,952	$ 8,202,792
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Current Liabilities		
Accounts and credit cards payable	$ 1,032,267	$ 1,123,751
Deferred revenue	2,448,658	654,875
Other current liabilities	101,937	27,680
Total Current Liabilities	3,582,863	1,806,306
Convertible note	0	300,000
Warrant liability	750,000	750,000
Right-of-use liability	0	529,318
TOTAL LIABILITIES	4,332,863	3,385,624
Shareholders' Equity		
Common stock, voting (140,000,000 shares authorized)	0	0
Additional paid-in capital	16,458,425	15,134,341
Share-based compensation	683,429	104,299
Accumulated deficit	(12,551,765)	(10,421,472)
TOTAL SHAREHOLDERS' EQUITY	4,590,089	4,817,168
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 8,922,952	$ 8,202,792

LIFT AIRCRAFT INC.
STATEMENT OF OPERATIONS
Calendar years ended December 31, 2024 and 2023
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2024	2023
Revenues, net	$ 3,521,639	$ 2,734,879
Operating Expenses:		
General and administrative	1,642,033	1,018,544
Location operations	231,795	76,666
Research and development	1,992,387	1,817,957
Sales and marketing	76,529	148,219
Depreciation and amortization expense	1,701,320	1,792,582
Total Operating Expenses	5,644,064	4,777,302
Net operating income (loss)	(2,122,425)	(2,042,423)
Other Expense:		
(Loss) on the disposal of fixed assets	0	(141,190)
Other income (expense)	3,235	(34,843)
Interest (expense), net	(11,103)	(36,464)
Net Loss	$ (2,130,293)	$ (2,254,920)
Basic earnings per share	(0.01)	(0.01)
Diluted earnings per share	(0.01)	(0.01)

LIFT AIRCRAFT INC.
STATEMENT OF SHAREHOLDERS' EQUITY/DEFICIT
Calendar years ended December 31, 2024 and 2023
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	Common Stock	Additional Paid-in Capital	Share-based Compensation	Accumulated Deficit	Total Shareholders' Capital (Deficit)
Balance as of January 1, 2023	$ 0	$ 13,479,899	$ 62,908	$ (8,166,552)	$ 5,376,255
Issuance of shares and conversion of convertible instruments		1,654,441			1,654,441
Share-based compensation			41,392		41,392
Net Loss				(2,254,920)	(2,254,920)
Balance as of December 31, 2023	$ 0	$ 15,134,341	$ 104,299	$ (10,421,472)	$ 4,817,168
Issuance of equity, net of offering costs		1,024,084			1,024,084
Conversion of convertible instruments		300,000			300,000
Share-based compensation			579,130		579,130
Net Loss				(2,130,293)	(2,130,293)
Balance as of December 31, 2024	$ 0	$ 16,458,425	$ 683,429	$ (12,551,765)	$ 4,590,089

1

LIFT AIRCRAFT INC.
STATEMENT OF CASH FLOWS
Calendar years ended December 31, 2024 and 2023
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2024	2023
Cash Flows From Operating Activities		
Net Loss	$ (2,130,293)	$ (2,254,920)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	1,701,320	1,792,582
Share-based compensation	579,130	41,392
Other gains and losses	0	141,190
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	(907,608)	(199,426)
(Increase) Decrease in project works in progress	0	(587,804)
(Increase) Decrease in other current assets	30,662	(67,044)
Increase (Decrease) in accounts payable	(91,484)	55,949
Increase (Decrease) in deferred revenue	1,793,783	(7,611)
Increase (Decrease) in other current liabilities	74,257	(39,936)
Increase (Decrease) in other long-term liabilities	11,859	6,322
Net Cash Used In Operating Activities	1,061,626	(1,119,306)
Cash Flows From Investing Activities		
Capital expenditures	0	0
Net proceeds from the sale/(purchase) of assets	(552,515)	54,541
Net Cash Used In Investing Activities	(552,515)	54,541
Cash Flows From Financing Activities		
Proceeds from issuance of convertible notes	0	300,000
Proceeds from issuance of stock, net of offering costs	1,024,084	1,039,949
Net proceeds from sale-leaseback	0	0
Net Cash Provided By Financing Activities	1,024,084	1,339,949
Net Change In Cash	1,509,478	166,102
Cash at Beginning of Period	630,862	464,760
Cash at End of Period	$ 2,140,340	$ 630,862
Supplementary Non-Cash Transactions		
Conversion of convertible notes and accrued interest	300,000	614,492

LIFT AIRCRAFT INC.
NOTES TO THE FINANCIAL STATEMENTS
Calendar years ended December 31, 2024 and 2023
See accompanying Independent Auditor's Report

NOTE 1 - NATURE OF OPERATIONS

LIFT AIRCRAFT INC. ("the Company", "LIFT" or "we") is a corporation organized under the laws of the State of Delaware on September 22, 2017. The Company develops, manufactures, sells, and operates electric, vertical take-off and landing aircraft. Its first model, HEXA, is a single-seat, ultralight-class vehicle for personal, recreational and public uses. The company is producing a fleet of HEXA vehicles and offers training and pay-per-flight rentals at company and partner-owned locations.

Since its inception, the Company has funded its business with convertible loans, securities offerings, paid demonstration and pilot programs, and research and development grants. The Company has an accumulated deficit in earnings since its inception and has generated negative cash flow from operations since its inception. These matters raise substantial concerns about the Company's ability to continue as a going concern once funds raised from investors have been exhausted. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2024, the Company is operating as a going concern. See Notes 1 and 9 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2024 and 2023, the Company had $2,140,340 and $630,862 of cash on hand, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company routinely assesses

its outstanding accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited. The Company has not accrued for any bad debts as of these dates.

Sales Taxes

Various states may impose a sales tax on the Company's sales to non-exempt customers. If required, the Company will collect the sales tax from customers and remit the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Property and Equipment

Property and equipment are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts, and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on the useful live of the assets, which range from three to fifteen years, depending on the asset type.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to the amount by which the carrying value exceeds the fair value of the assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company maintained fixed assets with a net book value of $1,594,505 and $2,743,310 as of December 31, 2024, and 2023, respectively.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States GAAP, which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels.
- Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability.
- Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since its inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from services are recognized as they are performed. Revenue from government grants are recognized as the terms of the grant are fulfilled.

Sales and Marketing Expenses

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In May 2018, FASB issued ASU 2018-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact on the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since its inception; however, valuation allowances have been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence that the deferred tax assets created by those losses will ever be utilized.

Tax returns, once filed, will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

The Company has filed or will file its corporate income tax returns for the periods ended December 31, 2024 and 2023.

NOTE 4 – SHARE CAPITAL

The Company has a single class of Common Stock. The Company has authorized 140,000,000 shares. The Company has 98,863,715 shares issued as of December 31, 2024. The Company has an additional 2,784,404 options issued and outstanding and 788,820 shares reserved under an equity compensation plan. Additionally, as discussed below, the Company has issued 293,365 warrants for common shares.

Previous and Contemplated Stock Issuance
Between October 2022 and February 2023, the Company conducted a securities offering exempt from registration under Regulation A, tier 2 (the "Reg A+ Offering"). The Reg A+ Offering was also made through StartEngine, selling shares at $2.68 per share before any "bonus shares". The Company has closed on gross disbursements from the Reg A+ Offering totaling $253,652 for 92,179 shares of common stock, including "bonus shares". The offering was closed on February 10, 2023.

Between May 2023 and September 2023, the Company conducted an offering exempt from registration under Regulation CF ("2023 Reg CF Offering) through StartEngine, selling shares at $1.26 per share including any "bonus shares". The Company has closed on gross disbursements from the 2023 Reg CF Offering totaling $1,271,934 for 973,514 shares of common stock, including "bonus shares". The offering was closed on September 6, 2023.

Between February 2024 and October 2024, the Company conducted another offering exempt from registration under Regulation CF ("2024 Reg CF Offering") through DealMaker, The 2024 Reg CF Offering was conducted at an $226M pre-money valuation, which equates to approximately $2.21 per share of common stock, before consideration of any "bonus shares". The Company raised a total of $1,633,612, before offering expenses, through this offering, selling 739,191 common shares including "bonus shares", with the final closing on December 18, 2024.

Warrants
As part of its issuance of bridge convertible notes in advance of its Regulation CF securities offering (Seed Note III), the Company agreed to issue lead investor DecisivePoint a $750,000 common stock warrant to be struck at the per-share price of a future Regulation A securities offering price. On December 8, 2022 the Company issued 279,851 warrants to DecisivePoint at $2.68 per share, the Regulation A securities offering headline price. In 2023, the company also issued 13,514 common stock warrants with a strike price of $1.11 per share to convertible note investor Kazoku Holdings. The Company has recorded this issuance of warrants as a liability.

NOTE 5 –DEBT

Long-Term Notes
As of December 31, 2024, all previously issued convertible notes were converted. During 2023, the Company issued $300,000 of convertible notes with 5% interest, a two year maturity, a 30% conversion discount with a cap of $113M on a qualified financing of $1M or more. This note converted to common stock on November 6, 2024, coincident with the Company's 2024 Reg CF closings surpassing $1M and converted to 282,974 shares of common stock.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations, and cash flows. The Company has been in an ongoing dispute with one of its suppliers regarding the withholding of payment for defective

parts and was recently served with a lawsuit. The Company is in the process of responding with its own counterclaims and does not believe this litigation represents a material risk to the Company.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Transactions
Before considering outstanding options, CEO, Chairman and Founder Matthew Chasen constructively owns 50.6% of the Company's common stock. The Company does not and has not paid Matthew Chasen any rent, commissions, advances, licenses or royalties nor are there any loan arrangements between the company and Mr. Chasen. Mr. Chasen did purchase $10,000 in LIFT's Convertible Seed Note I, which was converted into shares of common stock on in 2022 *para passu* with other convertible note holders. The Company pays Mr. Chasen a salary of $295,000 per year as well as normal company benefits.

As the transaction was between related parties, there is no guarantee that the terms of the sale represent an arm's length transaction.

NOTE 8 – OTHER MATERIAL TRANSACTIONS

Sale-Leaseback Transaction
On July 1, 2022 the Company entered into an equipment sale-lease agreement with Camber Road Partners, Inc., in which it sold HEXA Aircraft Serial #s H009, H011 and H012 to Camber Road for a total of $1,282,357 with a security deposit of $89,902 and monthly payments of $44,951 over a term of 30 months, with an option to purchase the aircraft for an agreed-upon purchase price not to exceed 35% of the original cost at the expiration of the lease. The company treated this as a finance lease accounted for with a Right-of-Use asset and liability. The Company also recognized a loss on sale-lease back of $8,511 during the month it entered the lease. This lease ended on January 31, 2025, and the Company did not exercise its option to purchase the leased aircraft and instead returned them to Camber Road.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017. The Company has a limited operating history. The Company's ability to continue is dependent upon management's plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Management's Evaluation
Management has evaluated subsequent events through April 29, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified that require adjustment or disclosure in the financial statements.

LIFT AIRCRAFT INC.

April 29, 2025

IndigoSpire CPA, PC
Attn: Ryan Schellhous

Dear Mr. Schellhous -

This representation letter is provided in connection with your audit of the consolidated financial statements of LIFT AIRCRAFT INC. (the "Company"), which comprise the balance sheet as of December 31, 2024 and 2023, and the related statements of income, shareholders' equity and cash flows for the calendar year periods thus ended, and the related notes to the financial statements, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors

We confirm, to the best of our knowledge and belief, as of the above date, the following representations made to you during your audit.

Financial Statements

1) We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated April 8, 2025 including our responsibility for the preparation and fair presentation of the financial statements.

2) The financial statements referred to above are fairly presented in conformity with U.S. GAAP.

3) We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

4) We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.

5) Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.

6) Related party relationships and transactions have been appropriately accounted for and disclosed in accordance with U.S. GAAP.

7) All events subsequent to the date of the financial statements and for which U.S. GAAP requires adjustment or disclosure have been adjusted or disclosed.

8) The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list of the uncorrected misstatements is attached to the representation letter (none).

9) The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.

10) Material concentrations have been properly disclosed in accordance with U.S. GAAP.

11) Guarantees, whether written or oral, under which the Company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.

Information Provided

12) We have provided you with:

    a) Access to all information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters.

    b) Additional information that you have requested from us for the purpose of the audit.

    c) Unrestricted access to persons within the Company from whom you determined it necessary to obtain audit evidence.

13) All material transactions have been recorded in the accounting records and are reflected in the financial statements.

14) We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.

15) We have no knowledge of any fraud or suspected fraud that affects the Company and involves:

    a) Management,

    b) Employees who have significant roles in internal control, or

    c) Others where the fraud could have a material effect on the financial statements.

16) We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, analysts, regulators, or others.

17) We have no knowledge of any instances of noncompliance or suspected noncompliance with laws and regulations whose effects should be considered when preparing financial statements.

18) We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.

19) We have disclosed to you the identity of the Company's related parties and all the related party relationships and transactions of which we are aware.

20) The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

Signature: _____

Title: CEO

       _____



Progress | RightSignature

SIGNATURE CERTIFICATE

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DOCUMENT DETAILS

Document Name
2024-2023 LIFT Aircraft Inc Mgmt Letter

Filename
2024-2023_LIFT_Aircraft_Inc_Mgmt_Letter.docx

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SIGNERS

SIGNER

Name
Matt Chasen

Email
matt@liftaircraft.com

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signed

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dfeecf4398e18d9e1e82872978022b8dfe2474ac47d5054ad8c4c5e522856604

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Viewed At
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AUDITS

TIMESTAMP	AUDIT
04/29/2025 23:18 EDT	Ryan Schellhous (ryan@indigospire.com) created document '2024-2023_LIFT_Aircraft_Inc_Mgmt_Letter.docx' on Chrome via Mac from 52.45.54.47.
04/29/2025 23:18 EDT	Matt Chasen (matt@liftaircraft.com) was emailed a link to sign.
04/29/2025 23:26 EDT	Matt Chasen (matt@liftaircraft.com) viewed the document on Chrome via Mac from 70.114.202.184.
04/29/2025 23:27 EDT	Matt Chasen (matt@liftaircraft.com) authenticated via email on Chrome via Mac from 70.114.202.184.
04/29/2025 23:27 EDT	Matt Chasen (matt@liftaircraft.com) signed the document on Chrome via Mac from 70.114.202.184.

CERTIFICATION

I, Matthew D. Chasen, Principal Executive Officer of LIFT Aircraft Inc., hereby certify that the financial statements of LIFT Aircraft Inc. included in this Report are true and complete in all material respects.

Matthew D. Chasen

CEO

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Democratizing Personal Flight

We believe in a future where everyone can fly, and that future is starting right now. We're making the joy and utility of personal, vertical flight accessible to everyone.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



FLY THE FUTURE.
LIFT

OVERVIEW | ABOUT | TERMS | PRESS | DISCUSSION | INVESTING FAQS

Get Equity
$2.82 Per Share

PREVIOUSLY CROWDFUNDED
$7,967,326.59

MIN INVEST
$499.14

VALUATION
$289.67M

REASONS TO INVEST

Safe, Simple, Ultralight. HEXA is an ultralight-category, personal rotorcraft designed around the principles of safety and simplicity. Fully electric and semi-autonomous, HEXA takes less than 1 hour to learn to fly - no pilots' license is required.

Proven Success. With over 7 years of rigorous development and testing and over $25M in funding from VCs, 3,600+ individual investors, and Defense contracts, LIFT aims to lead the Advanced Air Mobility industry.

First to Launch. LIFT has a fleet of over 24 aircraft, and has launched the first pay-per-flight eVTOL operations in the world with a perfect safety record in over 21 months of customer operations. Hundreds of people have already flown HEXA and tens of thousands more are on waitlists to fly in 25 cities across the U.S.

Future Potential. Sweeping new FAA regulations expand the routes HEXA will be able to fly. For many routes, HEXA could replace a frustrating 60-minute car trip with a brief and enjoyable 8-minute flight.

TEAM



Matthew Chasen • Founder, CEO, Principal Accounting Officer, & Chairman of the Board

Matt is a serial entrepreneur, investor, and adventure sports enthusiast. While getting his MBA at The University of Texas in 2003, Matt founded uShip – the first and largest online marketplace for shipping with over $200M in annual gross sales. Matt served as uShip's CEO until 2016 and received a Best CEO award from the Austin Business Journal (2012). He has earned Austin Under 40 and Texas "Rising Star" honors (2011) and was an E&Y Entrepreneur of the Year finalist (2010). Prior to business school, Matt was an engineer at Boeing in Seattle, where he worked on the F-22 Fighter, Airborne Laser, and other advanced aerospace projects. Prior to Boeing, Matt earned a Bachelor's degree in mechanical engineering from the University of Texas at Austin and was a NASA scholarship recipient.

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Balazs Kerulo • Chief Engineer

A true pioneer in the field, Balazs was among the first to pilot a man-sized multicopter in 2015, giving him unique insights into the challenges and possibilities of personal electric aviation. With a degree in aeronautical engineering and professional fixed-wing pilot certification, Balazs brings both theoretical knowledge and practical flight experience to his role. His career spans leadership roles across aviation engineering, including department leader at Corvus Aircraft, R&D Director at Slot Consulting (a leading European aviation consulting firm), and portfolio management at Bay Zoltan research institute in Hungary. His technical expertise encompasses digital twin technologies, advanced simulation systems, and programming.

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Kristin Giffin • Chief of Staff

Kristin is a proven team leader, project manager, and program director. Following a robust career in theater and production, Kristin accumulated a wealth of experience in navigating the intricacies of social causes and community engagement through nonprofit and philanthropic leadership. Prior to joining LIFT, Kristin was the Senior Communications Director for Children's Hunger Fund, a Charity Navigator 4-star international nonprofit organization that has delivered more than $1B in food and aid.

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Jace 'Digit' McCown • Director of Flight Operations & Chief Pilot

A veteran of the US Air Force, Digit formerly flew the UH1N helicopter for the US Air Force and earned his BS in Computer Engineering from the US Air Force Academy before receiving a Graduate Certificate in Agroforestry from the University of Missouri-Columbia. Prior to joining LIFT, McCown was Flight Test Engineer & Chief Pilot at Skyways Air Transportation from 2018 to 2020. He is a licensed Commercial Pilot, a Certified Flight Instructor, and a licensed Small Unmanned Aircraft System Remote Pilot.

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SINCE OUR LAST RAISE

Launched Customer Operations

In Q1, 2024, the first-ever live TV broadcast eVTOL flight aired on **Good Morning America**, marking the official start of our sold out U.S. Tour. Customers on our Orlando, Tampa, Austin, San Antonio, Dallas, and Houston waitlists have had the opportunity to fly.



LIVE
LAKELAND, FL
GMA EXCLUSIVE
THE FUTURE OF PERSONAL AIR TRANSPORTATION?
SELF-PILOTED DRONE POWERED AIRCRAFT IS READY FOR LIFTOFF

LAUNCHED FLAGSHIP EXPERIENCE CENTER

Following a successful partnership with Austin's internationally renowned South by Southwest Conference (SXSW), which became the first conference to offer eVTOL flights to its attendees, LIFT opened our flagship Experience Center at the Long Center in downtown Austin, offering the historic opportunity to fly in an urban area to the public.



HEXA 2
20% More efficient
10% Increase in propeller area
33% Increase in max thrust
20% More flight time
15-25% Reduced noise levels
60% More processing power

*Images are computer generated renderings

HEXA GENERATION 2

In 2024, LIFT launched HEXA Gen 2, featuring longer flight times, gains in efficiency and thrust, and reduced noise. Extended range batteries in development will increase flight times by up to 67%.

ELEVATED GLOBAL PROFILE

LIFT showcased HEXA at the opening ceremonies for the 2025 Osaka World Expo, performed a flight exhibition as part of an International Civil Aviation Organization (ICAO) symposium in Abu Dhabi, and was the first eVTOL to fly during the Sun N Fun Airshow in Lakeland, Florida. Automotive and tech influencer SuperCar Blondie's social media video became the world's most viewed eVTOL aircraft video with over 150M views.





Images Are Computer Generated Renderings
*Concept Visual Of LIFT And Near Earth's Autonomous Modular Medical CASEVAC Payload System

DEPARTMENT OF DEFENSE

Utilizing HEXA's unique modular design, LIFT developed and demonstrated an uncrewed blood delivery and casualty evacuation system for the United States Army. This marked the company's 8th DoD contract, totaling $9M.

GROWING OUR FLEET

Production is up to 28 airframes with first deliveries made to our partners, including Warren Buffet backed Marubeni Corporation in Japan, where we're in final stages of the country's first eVTOL airworthiness certification. Commercial flights at our Experience Center near Osaka Castle will start upon completion of certification, expected in Q4.





REGULATORY UNLOCK

In August, 2025, ahead of schedule, the FAA launched the final version of MOSAIC, which dramatically expands the routes that HEXA will be able to fly, including over congested urban areas and in controlled airspace.

A FUTURE WHERE EVERYONE CAN FLY

For Decades, Science Fiction has Promised us "Flying Cars."

Recent technological advancements have made it possible to design a safe, simple, and inexpensive multi-rotor drone capable of human flight.



Anderson Cooper tests out Lift Aircraft's Hexa
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LIFT Aircraft leverages distributed electric propulsion (DEP) technology, autonomous "fly-by-wire" flight control systems, and our patented design for HEXA, a personal drone anyone can fly for 1/10th the cost of a helicopter, with zero operating emissions.



Jeff Bezos onboard HEXA, alongside LIFT CEO, Matt Chasen. Jeff Bezos has no affiliation with LIFT Aircraft.

THE PROBLEM & OUR SOLUTION

Ground Transportation is Broken



THE PROBLEM
THE AVERAGE AMERICAN SPENDS 54 HOURS IN TRAFFIC EACH YEAR
OUR SOLUTION
AN ENTIRELY NEW TYPE OF AIRCRAFT THAT ANYONE CAN FLY

The average American spends 54 hours stuck in traffic each year. Of these trips, 85% are fewer than 15 miles and 90% are single-occupant. (Source)

Helicopters are an alternative, but are extremely loud and expensive to operate, making vertical flight inaccessible to all but the wealthy. We believe these trips are, instead, best served by point-to-point flights in personal scale, hover-optimized eVTOL aircraft capable of taking off and landing virtually anywhere.

LIFT's aircraft, HEXA, is an electric, vertical takeoff and landing (eVTOL) aircraft; a single-seat, hover-optimized, semi-autonomous personal aerial vehicle. HEXA makes flying so simple and inexpensive that almost anyone can experience the joy, freedom, and utility of personal, vertical flight. Designed to be the safest possible aircraft for short-range flights, HEXA was purpose-built for aerial micro-mobility.

Some eVTOL developers have winged aircraft capable of longer-range flights. Instead, we chose a hover-optimized design for enhanced levels of maneuverability, wind resilience, and redundancy. We determined the incremental time savings achieved with wings are not worth the safety tradeoffs.


7 floats (incl. center)
18 independent rotors
(can fly with loss of up to 6)
Whole aircraft parachute
114"
27.5"
40"

HEXA safety features.

With 18 electric motors, a triple-redundant flight computer and a whole-aircraft ballistic parachute, HEXA was designed for safety and is capable of speeds up to 62 mph, HEXA can fly up to 15 miles in 15 minutes.


00:00:63
00:37

HEXA's parachute is effective as low as 40 feet above ground level

LIFT Aircraft has a fundamentally unique strategy in the emerging eVTOL industry, using the FAA's Part 103 "Ultralight" rules to develop an aircraft that can be rented to and piloted by anyone, with no pilot's license or FAA certification required.

LIFT is developing pay-per-flight "vertiport" locations where anyone can fly HEXA within geofenced, controlled flight areas. With highly automated flight controls, pilots are able to be trained in our VR simulator in under 30 minutes. Ground and flight control support is provided by our trained staff.



Concept of future landing site for LIFT HEXA on a parking garage rooftop. (digital rendering)

HEXA is modular by design. The cabin and landing gear can be swapped with any payload, enabling a variety of manned and unmanned applications, including heavy lift cargo and emergency response.



Prospective public agency use of various HEXA modular configurations (digital renderings)

Tested with the U.S. Air Force: HEXA's cargo attachment has a payload capability of 350+ pounds.


U.S. Air Force: It Starts Here–Future
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Image shows USAF funded training for HEXA operation for USAF personnel. The USAF does not currently use HEXA operationally.

THE MARKET & OUR TRACTION

A Projected $1 Trillion Market



"We don't think investors are prepared for the scope of this revolution."
- Morgan Stanley

Morgan Stanley predicts the global Urban Air Mobility (UAM) market will be worth $1 trillion by 2040 and grow to $9 trillion by 2050.



Projected Global Total Addressable Market ($bn)
$10,000
$9,000
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
2018 2020 2022 2024 2026 2028 2030 2032 2034 2036 2038 2040 2042 2044 2046 2048 2050
US China Europe ROW

(Source)

LIFT's strategy of developing an Ultralight category vehicle has avoided the extremely time consuming and costly aircraft and production certification processes, yet still allows LIFT to offer flights on a pay-per-flight basis for recreational, personal, and public agency uses. Many eVTOL developers are attempting to offer commercial passenger service, which has extremely high safety standards and has proven to be exceedingly difficult to certify - so far none have achieved type certification. By contrast, LIFT is already approved to fly under the FAA's ultralight category rules, and conformance with the ultralight standards has been verified by a technical standards committee assembled by the Light Aircraft Manufacturers Association (LAMA) .

Proven Market Demand

LIFT Experience Centers already offer introductory flights at a $199 price point for a 3-5 minute introductory flight, and we plan to expand our flight envelope in phases. Ultimately LIFT plans to offer full performance envelope flights to its pilots for as low as $49 per flight.



$25M IN FUNDING
Venture Capital
Grants & Awards
Reg A+ / CF
$9M
$9M
$7M

LIFT has already raised over $25M in funding from VC investors, 3,600+ individual investors, and Defense Contracts. LIFT has signed agreements and letters of intent with partners to develop LIFT vertiports in several of the top tourist destination and air mobility markets in the world, which we plan to launch with proceeds from current financings.*

Statements made regarding planned launches are forward-looking expectations that involve risks and uncertainties. Actual results may differ.









Austin
NYC
SF Bay
Dubai
Osaka

MEET OUR ADVISORS





Charles Justiz
Former Chief of
Aviation Safety, NASA

Johnny Doo
Head of NASA eVTOL
Working Groups

Scott Severen
President, Chairman of the Board
Light Aircraft Manufacturers
Association (LAMA)





Colin Guinn
President, Guinn Partners,
Former CEO of DJI North
America

Alan Metni
Founder And Former CEO,
iFLY Indoor Skydiving

Kevin Fiur
President & CLO at iFLY
Indoor Skydiving

ABOUT

HEADQUARTERS
3402 Mount Bonnell Road
Austin, TX 78731

WEBSITE
View Site ⬚

We believe in a future where everyone can fly, and that future is starting right now. We're making the joy and utility of personal, vertical flight accessible to everyone.

- -

TERMS
LIFT

Overview

PRICE PER SHARE
$2.82

VALUATION
$289.67M

DEADLINE ⓘ
Jan. 6, 2025 at 2:59 AM EST

FUNDING GOAL ⓘ
$20K - $4.2M

Breakdown

MIN INVESTMENT ⓘ
$499.14

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$4,199,998.02

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
7,092

MAX NUMBER OF SHARES OFFERED
1,489,361

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus for Previous Investors

20% bonus shares for previous investors

Time-based Perks

First 24 hours | 50% bonus shares

First 72 hours | 40% bonus shares

First 7 days | 30% bonus shares

First 14 days | 20% bonus shares

Day 28-35 | 10% bonus shares for anyone who invests $1,000 or more

Day 60-70 | 5% bonus shares for anyone who invests $1,000 or more

Amount-Based Perks:

Reward flights are transferable as gifts.

$1,000+ | Tier 1

Invest $1,000+ and receive exclusive LIFT investor swag

$2,000+ | Tier 2

Invest $2,000+ and receive 10% bonus shares, free introductory flight at any LIFT Experience Center, exclusive LIFT investor swag .

$2,500+ | Tier 3

Invest $2,500+ and receive 15% bonus shares, free flight at any LIFT Experience Center, exclusive LIFT investor swag.

$5,000+ | Tier 4

Invest $5,000+ and receive 20% bonus shares, 2 free introductory flight sessions, plus exclusive LIFT investor swag.

$10,000+ | Tier 5

Invest $10,000+ and receive 25% bonus shares, 4 free introductory flights, 4 free VIP media package upgrades, 2 invitations to a VIP tour event, plus exclusive LIFT investor swag.

$20,000+ | Tier 6

Invest $20,000+ and receive 30% bonus shares, 10 free introductory flights, 10 VIP media package upgrades, 4 invitations to a VIP tour event, exclusive LIFT investor swag, plus an exclusive LIFT Aircraft flight jacket.

$50,000+ | Tier 7 (Non-bonus share Tier 7 perks limited to 10 investors)

Invest $50,000+ and receive 35% bonus shares, Full day exclusive flight experience including 12 free introductory flights, an exclusive VIP tour and business update by the LIFT management team at a tour location of your choice or permanent Vertiport location in Austin, and 12 free VIP media package upgrades, exclusive LIFT investor swag, plus an exclusive LIFT Aircraft flight jacket.

$100,000+ | Tier 8 (Non-bonus share Tier 8 perks limited to 10 investors)

Invest $100,000+ and receive 50% bonus shares, Full day exclusive flight experience including 12 free introductory flights , An exclusive VIP tour and business update by the LIFT management team at a tour location of your choice or permanent Vertiport location in Austin, and 12 free VIP media package upgrades, exclusive LIFT investor swag, plus an exclusive LIFT Aircraft flight jacket.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Venture Club Bonus

LIFT Aircraft, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.82 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $282. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus, and the Loyalty Bonus in addition to the aforementioned bonus

PRESS



Anderson Cooper tests out Lift Aircraft's Hexa
"That is cool. I can't stop laughing... That is awesome, that is so much fun. Wow." - Anderson Cooper

View Article

Drone-powered vehicles could be game-changer for transportation
ABC News' Rob Marciano tests out Lift Aircraft's "Hexa"

View Article

Air taxis could be the future of commuting
Experts say passenger drones, which will lift and carry commuters where they need to go...

View Article

Lift Aircraft's Hexa may be your first multirotor drone ride
Lift Aircraft is the latest to make a play for the passenger multirotor market...

View Article

This startups new passenger drone is like flight simulator that you can ride in
LIFT has unveiled a new personal aircraft that will be used for recreation in a number of cities starting next year.

View Article

Show More Press

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LIFT AIRCRAFT

WHY LIFT AIRCRAFT | PROBLEM & SOLUTION | MARKET & OPPORTUNITY | OUR TEAM



DEMOCRATIZING PERSONAL FLIGHT

We believe in a future where everyone can fly, and that future is starting right now.
We're making the joy and utility of personal, vertical flight accessible to everyone.

INVEST TODAY

This Reg CF offering is made available through StartEngine Primary, LLC, a member of FINRA/SPIC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



THE FUTURE OF FLIGHT STARTS HERE

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By clicking "Learn More", you consent to receive marketing communications including text messages and emails (e.g., promotions, cart reminders, funding updates) from StartEngine Crowdfunding, Inc. using the contact information you provide. You understand and agree that messages may be sent using an autodialer or automated systems. Consent is not a condition of purchase. Message and data rates may apply; message frequency varies. You may unsubscribe from email communications at any time by clicking the unsubscribe link in the email, and from text messages by replying STOP. For more information, see our Privacy Policy & Terms.

WHY LIFT AIRCRAFT?

LIFT Aircraft leverages distributed electric propulsion (DEP) technology, autonomous "fly-by-wire" flight control systems, and our patented design for HEXA, a personal drone anyone can fly for 1/10th the cost of a helicopter, with zero operating emissions. With 18 electric motors, a triple-redundant flight computer and a whole-aircraft ballistic parachute, HEXA was designed for safety and is capable of speeds up to 62 mph, HEXA can fly up to 15 miles in 15 minutes.

Introducing HEXA



BALLISTIC PARACHUTE EFFECTIVE DOWN TO 12M
ROTORS HIGH AND AWAY FROM PEOPLE
18 CHANNEL, 4× REDUNDANT FLIGHT CONTROLLER WITH GRACEFUL DEGRADATION ALGORITHMS
18 MOTORS FOR EXTREME REDUNDANCY, CAN LOSE UP TO 6 MOTORS, 2:1 T:W RATIO



HIGHLY RELIABLE ELECTRIC MOTORS, EACH WITH ONLY 1 MOVING PART

18× REDUNDANT, DECENTRALIZED SMALL BATTERY PACKS, AWAY FROM PILOT

SINGLE JOYSTICK, INTUITIVE 3 AXIS CONTROL, GPS POSITION CONTROL

IPAD PRO TOUCHSCREEN INTERFACE WITH AUGMENTED REALITY

ENERGY ABSORBING FOAM FILLED FLOAT

6 LEG FLOATS FOR REDUNDANCY AND SAFE WATER LANDINGS

INVEST TODAY



GROUND TRANSPORTATION IS BROKEN

The average American spends **54 hours stuck in traffic each year**. Of these trips, 85% are fewer than 15 miles and 90% are single-occupant, and helicopters are an alternative, but are extremely loud and expensive to operate, making vertical flight inaccessible to all but the wealthy.



PAY-PER-FLIGHT

LIFT is developing pay-per-flight "vertiport" locations where anyone can fly HEXA within geofenced, controlled flight areas. With highly automated flight controls, pilots are able to be trained in our VR simulator in under 30 minutes. Ground and flight control support is provided by our trained staff.

MODULAR BY DESIGN

The cabin and landing gear can be swapped with any payload, enabling a variety of manned and unmanned applications, including heavy lift cargo and emergency response.

Tested with the U.S. Air Force, HEXA's cargo attachment has a payload capability of 350+ pounds.

Prospective public agency use of various HEXA modular configurations (digital renderings)



OUR SOLUTION

INTRODUCING HEXA 2

HEXA2

20% More efficient

10% Increase in propeller area

33% Increase in max thrust

20% More flight time

15-25% Reduced noise levels

60% More processing power

An electric, vertical takeoff and landing (eVTOL) aircraft; a single-seat, hover-optimized, semi-autonomous personal aerial vehicle. **Designed to be the safest possible aircraft for short-range flights**, HEXA 2 was purpose-built for aerial micro-mobility.

INVEST TODAY

image is a computer generated rendering

"WE DON'T THINK INVESTORS ARE PREPARED FOR THE SCOPE OF THIS REVOLUTION."

MORGAN STANLEY

A PROJECTED $1 TRILLION MARKET

Morgan Stanley predicts the global Urban Air Mobility (UAM) market will be worth $1 trillion by 2040 and grow to $9 trillion by 2050



Projected Global Total Addressable Market ($bn)

US · China · Europe · ROW

(Source)

LIFT's strategy of developing an Ultralight category vehicle has avoided the extremely time consuming and costly aircraft and production certification processes, yet still allows LIFT to offer flights on a pay-per-flight basis for recreational, personal, and public agency uses.

INVEST TODAY

EXPERIENCE CENTERS

Offering introductory flights at a $199 price point for a 3-5 minute introductory flight, and we plan to expand our flight envelope in phases. Ultimately LIFT will offer full performance envelope flights to its pilots for as low as $49 per flight.

PROVEN DEMAND

LIFT has already raised over $25M in funding from from VC investors, X thousand individual investors, and Department of Defense awards. LIFT has signed agreements and letters of intent with partners to develop LIFT vertiports in several of the top tourist destination and air mobility markets in the world, which we plan to launch with proceeds from current financings*.

$25M IN FUNDING

- Venture Capital
- Grants & Awards
- Reg A+ / CF

$9M $9M $7M

*Statements made regarding planned launches are forward-looking expectations that involve risks and uncertainties. Actual results may differ.

MEET OUR TEAM

We believe that LIFT Aircraft has the right strategy, technology, and team to lead in the emerging urban air mobility market.



MATTHEW CHASEN
Founder, CEO, Principal Accounting Officer, & Chairman of the Board

Matt is a serial entrepreneur, investor, and adventure sports enthusiast. While getting his MBA at The University of Texas in 2003, Matt founded uShip – the first and largest

BALAZS KERULO
Chief Engineer

A true pioneer in the field, Balazs was among the first to pilot a man-sized multicopter in 2015, giving him unique insights into the challenges and possibilities of personal

JACE 'DIGIT' MCCOWN
Director of Flight Operations & Chief Pilot

A veteran of the US Air Force, Digit formerly flew the UH1N helicopter for the US Air Force and earned his BS in Computer Engineering from the US Air Force Academy



KRISTIN GIFFIN
Chief of Staff

Kristin is a proven team leader, project manager, and program director. Following a robust career in theater and production, Kristin accumulated a wealth of

MEET OUR ADVISORS



CHARLES JUSTIZ

Former Chief of Aviation Safety, NASA



JOHNNY DOO

Head of NASA eVTOL Working Groups



SCOTT SEVEREN

President, Chairman of the Board Light Aircraft Manufacturers Association (LAMA)



COLIN GUINN

President, Guinn partners, former CEO of DJI North America



ALAN METNI

Founder and former CEO, iFLY Indoor Skydiving



KEVIN FIUR

President & CLO at iFLY Indoor Skydiving

PERSONAL FLIGHT IS NO LONGER A DREAM, IT'S YOUR NEXT REALITY.

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LIFT AIRCRAFT TERMS

Overview

PRICE PER SHARE
$2.82

VALUATION
$289.67M

DEADLINE[1]
XXX 23, 2025 at 11:59 PM PDT

FUNDING GOAL[2]
$20K - $4.2M

Breakdown

MIN INVESTMENT
$499.14

MAX INVESTMENT
$4,199,998.02

MIN NUMBER OF SHARES OFFERED
7,092

MAX NUMBER OF SHARES OFFERED
1,489,361

OFFERING TYPE
Equity

SHARES OFFERED
Common Stock

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Exclusive Investor Perks



Time-Based Perks

First 24 Hours	First 72 Hours
50% bonus shares	40% bonus shares
INVEST	**INVEST**

First 7 Days	First 14 Days
20% bonus shares	10% bonus shares
INVEST	**INVEST**

Mid-Campaign Perks

Day 28-35	Day 60-70
10% bonus shares for anyone who invests $1,000 or more	5% bonus shares for anyone who invests $1,000 or more
INVEST	**INVEST**

Amount-Based Perks

Reward flights are transferable as gifts

Tier 1	Tier 2	Tier 3
$1,000+	**$2,000+**	**$2,500+**
Invest $1,000+ and receive exclusive LIFT investor swag	Invest $2,000+ and receive 10% bonus shares, free introductory flight at any LIFT Experience Center, exclusive LIFT investor swag	Invest $2,500+ and receive 15% bonus shares, free flight at any LIFT Experience Center, exclusive LIFT investor swag
INVEST	**INVEST**	**INVEST**

Tier 4	Tier 5	Tier 6
$5,000+	**$10,000+**	**$20,000+**
Invest $5,000+ and receive 20% bonus shares, 2 free introductory flight sessions, plus exclusive LIFT investor swag.	Invest $10,000+ and receive 25% bonus shares, 4 free introductory flights, 4 free VIP media package upgrades, 2 invitations to a VIP tour event, plus	Invest $20,000+ and receive 30% bonus shares, 10 free introductory flights, 10 VIP media package upgrades, 4 invitations to a VIP tour event, exclusive
INVEST	**INVEST**	**INVEST**

Tier 7 | Non-bonus share perks	Tier 8 | Non-bonus share perks
Limited to 10 investors	Limited to 10 investors
$50,000+	**$100,000+**
Invest $50,000+ and receive 35% bonus shares, Full day exclusive flight experience including 12 free introductory flights, an	Invest $100,000+ and receive 50% bonus shares, Full day exclusive flight experience including 12 free introductory flights, An

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Loyalty Bonus | 10% Bonus Shares

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

LIFT Aircraft will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock] at $4.60/share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $460. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Service Program Fee: For this offering, the issuer pays StartEngine Primary a fixed monthly Service Program Fee for investor outreach. Our representatives may contact investors and recommend this offering, and they may be compensated for that outreach. Any such compensation comes from the StartEngine Primary's existing placement fee and does not increase the investor's costs.



INVEST   INVEST



JOIN THE DISCUSSION

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What's on your mind?

POST

WDO

William De oliveira
0 years ago

How we are doing?


0

WR

William Ricci
2 years ago

Looking forward to being part of this ride. Is there a shop or some way to purchase hats or shirts with the company logo and the HEXA?


0

SH

Stephen Hart
2 years ago

Cities should mandate that one of these be stationed on the roof of every building over a certain capacity. To help that along Lift could allow remote piloting from an emergency response center. This would reduce loss of life in fires and 9/11 type disasters. Dozens of rescue vehicles would instantly be available in any emergency, and all they would need to do is ferry people from one rooftop to another.


1

YH

Yosef Hertz
2 years ago

Hi, I imagine the eVTOL, especially once one starts commercializing is going to be very capital intensive. CF will not suffice likely for those kinds of capital needs. As an example I see Archer just raised $215m (United and Boeing invested) and has a $1.6b. Joby has a market cap of $4.9b. I like the eVTOL industry and Lift. But tell me, without the large strategic investors that other eVTOL's have, and without hundreds of millions in funds, how will Lift be successful, achieve meaningful revenue and a $1b+ valuation?


1



Loc Dao
2 years ago

I would like to know why a share $1.87 at this round. I think it should more than last round. It look like we lost some money from last round already.


1



Larry Horowitz
2 years ago

I purchased a ride at the very beginning of your announcements several years ago. I since made an investment through Start Engine. When will I be invited to see a Hexagon and take a ride?


1

 JC

Joseph Couch
2 years ago

I invested in the prior campaign but decided not to make another investment in this round. I think HEXA is great however as an investor I would love to have seen a video of what is claimed HEXA is capable of doing. I think investors need to see its capabilities. Every video I have seen on You Tube does not show its full capabilities. Those videos only show slow speeds, slow maneuvers and 40 feet off the ground, hovering then landing. This is what stopped me from making another investment. I have been waiting and hoping to see a video where HEXA lands on water (with a pilot) powers down to show its buoyancy then power up and takes off, then fly at 60 plus MPH while demonstrating quick maneuvers while over 40' high (maybe at 800 ft plus). I have seen other videos of single seat small VTOL's which demonstrate their speed, maneuverability, over 40' with one VTOL demonstrating it's ballistic parachute which was deployed in mid air. This shouldn't be a problem for HEXA since it is what I believe to be one of the safest VTOL built. HEXA is great but I think investors need to see its capabilities.


2

 RK

Richard Koch
2 years ago

I'm curious about a few things: 1. Is Qarbon Aerospace the integration contracor preforming the builds or are there others? 2. How long will it take to clear the 130 aircraft backlog? I gather with the events that have hosted an aircraft demonstration, or static display, have the goal of securing more orders. What is your throughput and how long will it take to clear the backlog while new orders are (hopefully) pouring in? 3. What do customer concepts of operation say about requiring contractor logistics support for customers who don't have a sustainment tail? Not to mention providing logistics support for customers who might buy aircraft outright? 4. Are any company owned aircraft generating revenue?


1

 ND

Nevil DSouza
2 years ago

Last year I invested during your fundraiser. what was the valuation then? Funds Invested April 20, 2022 3:12 AM appreciate it.


2

CN

Caleb Naysmith
2 years ago

I love the "Cargo Hexa" update. Super cool stuff. I almost think there's more immediate revenue and profitability there than the flying car for now + Zipline has been taking off getting 9 figure checks for their product.

1

EM

Edward McIntyre
2 years ago

1... is the FAA working a drone pilot license program as of yet or is there some program already in existence? 2... I signed up on the waiting list during the first round, so how will [can] I know where I stand on the list to have a fly lesson in Austin? My thought is, I can [anyone can] feel confident about not being passed or looked over, is that a concern you can fix?



2


KM

Kenneth McVearry
2 years ago

I invested back on May 8 at Tier 2, when I check status of my investment in StartEngine it says "Your funds and account have passed appropriate background checks. Once the campaign you've invested in reaches its minimum funding goal and the offering closes, your funds will be invested." So when will the offering close, and how soon will I receive my shares and my "LIFT Aircraft investor gift"? Thanks.



1


RC

Rockey Coleman
2 years ago

I paid for a flight more than 4 yr's ago. the flight I was to have done was canceled and I have not heard much since. I just bought 500.00 in shares (I 'm a disabled vet) why are only higher paying investors the only ones allowed to do the beta testing?



1


MB

Michael Butterfield
2 years ago

As a $5k investor from first round, am I eligible for Beta? If so, how do I get scheduled?


2


CH

Cody Heisinger
2 years ago

Cruise ships? Partnerships or sales? Any possibilities of using LIFT for excursions either at destinations or possibly even still at sea?


2


PD

Phillip DeLoach
2 years ago

I invested over a year ago and have no ide how to find my investment. How do I find it. Phillip DeLoach


1



KH

Kristine Hejna
2 years ago

Any intent for future FAA certifications? I've been involved with flight and other certifications before and I've seen how it can go and how disappointing it is when you think something didn't apply to you, but it does.


1

DP

Dharmeshkumar Patel
2 years ago

Drones are playing significant and decisive role in ongoing conflict between two countries. Have you thought of using your product in future warfare. Or would you consider Autonomous Vehicle for US military in future?


1

KP

Kyle Pestano
2 years ago

Can you speak to the regulatory part of setting up these taxi hubs and commuting in larger cities? Has the government expressed interest or hesitation in allowing this? Are governments aware of and okay with single aircraft operations anywhere or are you only approved to fly these in desolate areas or at one of your facilities? Are you currently selling these to individual businesses or customers? Is the Texas facility earning money and if so what is the recurring customer stats/revenue? How far out is this plan to build taxi hubs in large cities and what are the funds currently being used for?


2

AL

Anthony Luciano
2 years ago

If I make an investment of $2,500 do I receive the 15% in bonus shares for reaching tier 3 in addition to the 50% first 24 hour bonus?


3

TJ

Tirupala Jakka
2 years ago

Are you considering to expand from single seat drones to 2+ since it would generate more income in the tourism business model OR the design has any weight limitations ?


1

GH

Grigore Hreniuc
2 years ago

Do you have any patents and do you plan to have new models in the future?


1

WS

William Straub
2 years ago

is that $5000 total investment to qualify for rewards? or specific to this campaign?


1

DK

David Kaufman
2 years ago

If i invest $500, when can I take a test flight?


1

AL

Anthony Luciano
2 years ago

The last offering on StartEngine, which ended in April 2022, was at $2.66 per share and this new offering is at $1.87. Was there a share split that I missed?



1



VSRB

Venkata Satya Ravi Balusu
2 years ago

I notice the recent share price dropped to 1.87/share from 2.66/share in the previous round. Is there any specific reason in the price drop and how this is balanced for the investors invested in previous round



5



LIFT AIRCRAFT

LEGAL DISCLAIMER

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

INVEST TODAY

Privacy Policy | Terms & Conditions

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Personal flight is one of humanity's most enduring aspirations, but has historically only been available to a privileged few with the money, time, and skill to fly traditional aircraft. LIFT Aircraft was founded in 2017 with a mission to bring the joy and utility of personal flight to everyone. And now, that vision has become reality.

HEXA is a personal, electric vertical takeoff and landing "eVTOL" aircraft that was designed around the principles of safety and simplicity, while also meeting the weight limit to qualify in the ultralight category, so no pilots' license is required.

Most eVTOL designs sacrifice hover-efficiency and safety by adding wings and complex tilting rotors in pursuit of higher speeds and longer range. HEXA features a novel design, optimizing for hover performance and simpler, safer, and less expensive short range flights for a single occupant, which make up 75% of trips made by car today.

HEXA's safety features include 18 fully independent electric motors powered by our patented distributed battery system, a triple redundant flight computer, floats for safe water landings, an autonomous ballistic parachute, and automated features like one-touch takeoff and landing.

With over 7 years of rigorous development and testing, including 8 Department of Defense contract awards, HEXA has proven itself as a leading, personal eVTOL platform, but LIFT didn't stop there. In 2024, LIFT launched HEXA Gen 2, featuring 20% longer flight times, gains in efficiency and thrust, and reduced noise.

Today, LIFT has a fleet of over 25 aircraft, and has launched the first pay-per-flight eVTOL operation in the world. Hundreds of people have already flown HEXA, with tens of thousands more on waitlists to fly in 25 cities.

LIFT has aligned with strategic partners around the globe, conducting successful operational tests in numerous countries, including Japan, UAE, and Saudi Arabia, to lay the groundwork for aerial mobility hubs that will revolutionize short range, personal transportation.

With the average American spending 54 hours stuck in traffic each year, we are in desperate need of unlocking our third dimension. LIFT is leading the way, building the world's first on demand, point-to-point, aerial mobility solution that is quiet, safe, and inexpensive enough for widespread adoption. HEXA will have a 50% lower cost per seat than any eVTOL air taxi and 90% lower operating cost than traditional helicopters.

Sweeping new FAA regulations dramatically expand the routes that HEXA will be able to fly. For many routes, HEXA will replace a frustrating 60 minute car trip with a brief and enjoyable 8 minute flight. LIFT has already raised over $25M in funding from top tier VCs, grants, and public offerings. Now is your chance to own a piece of the future of personal air mobility. Join us as we create a future where everyone can fly.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE CERTIFICATE OF AMENDMENT OF "LIFT AIRCRAFT INC.",
FILED IN THIS OFFICE ON THE TWENTY-FIFTH DAY OF OCTOBER, A.D.
2021, AT 11:18 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State

6552315 8100
SR# 20213600248

Authentication: 204505946
Date: 10-25-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:18 AM 10/25/2021
FILED 11:18 AM 10/25/2021
SR 20213600248 - File Number 6552315

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION OF

LIFT AIRCRAFT INC.

LIFT Aircraft Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies as follows:

A. The name of the corporation is LIFT Aircraft Inc. The corporation's original Certificate of Incorporation of the corporation was filed with the Delaware Secretary of State on September 22, 2017. An Amended and Restated Certificate (the "Restated Certificate") was filed March 19, 2018.

B. This Certificate of Amendment was duly adopted by the corporation's directors and stockholders in accordance with the applicable provisions of Section 242 and 228 of the Delaware General Corporation Law.

C. ARTICLE IV of the Restated Certificate is amended and restated in its entirety so that, as amended, said Article shall read as follows:

" For purposes hereof, this Amended and Restated Certificate of Incorporation shall be referred to as the "***Restated Certificate***".

Immediately upon the filing of this Certificate of Amendment, (i) each one (1) outstanding share of common stock will be split, automatically and without further action, into ten (10) shares of Common Stock (the "***Stock Split***"). The Stock Split shall be effected on a certificate-by-certificate basis.

The total number of shares of stock that the Corporation shall have authority to issue (post Stock Split) is 140,000,000, consisting of 140,000,000 shares of Common Stock, $0.00001 par value per share (the "***Common Stock***"). "

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by a duly authorized officer on this 25th day of October, 2021.

LIFT AIRCRAFT INC.

/s/ Matt Chasen

Matt Chasen,
Chief Executive Officer